[DECHERT LLP LETTERHEAD]

March 18, 2011

Via Electronic Transmission

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0104 Attention: Filing Desk

Re:
APP WD: Withdrawal of Old Westbury Funds, Inc., BNY Mellon Distributors Inc., and
The Bank of New York Mellon ("Applicants"); Application for an Order under Section
6(c), 10(f) and 17(b) of the Investment Company Act of 1940, as amended ("Act") for an exemption from Sections 10(f) and 17(a) of the Act ("Application") (File No. 812-13822)

Ladies and Gentlemen:

On September 17, 2010, the Applicants filed three applications: accession numbers 0000945621-10-000162 (the "Old Westbury Filing"); 0000945621-10-000164 (the "Bank of New York Filing"); and 0000945621-10-000160 (the "BNY Distributors Filing"). Due to an administrative error, the filing was inadvertently filed three times, once for each Applicant, rather than filed once on behalf of the Applicants.  Applicants will amend the Old Westbury Filing to correctly reflect a submission on behalf of the Applicants.  By this letter, we hereby respectfully request that the BNY Distributors Filing be withdrawn and that the Commission take no further action with respect thereto.  The Applicants are also requesting to withdraw the Bank of New York Filing under separate cover.

Should you have any questions concerning the Application, please contact the undersigned at 617.728.7134.

Very truly yours,

/s/ Stephen Ferrara

Stephen Ferrara

cc:           John V. O'Hanlon